UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 5, 2020

BridgeBio Pharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001—38959	84—1850815
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

421 Kipling Street Palo Alto, CA		94301
(Address of principal executive offices)		(Zip Code)

(650) 391-9740

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	BBIO	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

On October 5, 2020, BridgeBio Pharma, Inc. (“BridgeBio”), Eidos Therapeutics, Inc. (“Eidos”), Globe Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of BridgeBio (“Merger Sub”), and Globe Merger Sub II, Inc., a Delaware corporation and an indirect wholly owned subsidiary of BridgeBio (“Merger Sub II”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, under the terms and subject to the conditions contained therein, (i) the merger of Merger Sub with and into Eidos (the “Initial Merger”), with Eidos surviving the Initial Merger, and (ii) thereafter, the merger of Eidos with and into Merger Sub II (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II surviving as an indirect wholly owned subsidiary of BridgeBio.

The Merger Agreement has been unanimously approved by BridgeBio’s Board of Directors (the “BridgeBio Board”) and was approved by Eidos’ Board of Directors (the “Eidos Board”) based upon the unanimous recommendation of a special committee of independent directors of Eidos the (“Special Committee”).

Under the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Initial Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of Eidos (“Eidos Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Eidos Common Stock (i) owned by Eidos as treasury stock, (ii) owned by Eidos, BridgeBio, Merger Sub, Merger Sub II or any other direct or indirect wholly owned subsidiary of BridgeBio and, in each case, not held on behalf of third parties and (iii) shares of Eidos Common Stock that are subject to Eidos Restricted Share Awards (as defined below)) will be converted into the right to receive, at the election of each stockholder of Eidos, (A) 1.85 shares of BridgeBio’s common stock (“BridgeBio Common Stock”), par value $0.001 per share (the “Stock Consideration”), or (B) $73.26 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”), subject to proration as necessary to ensure that the aggregate amount of Cash Consideration is no greater than $175 million. From and after the Effective Time, all shares of Eidos Common Stock will be cancelled and will thereafter represent only the right to receive, as applicable, the Stock Consideration or the Cash Consideration and any cash in lieu of fractional shares of BridgeBio Common Stock.

Immediately prior to the Effective Time, (i) each option to purchase Eidos Common Stock (an “Eidos Option”) will be converted into an option, on the same terms and conditions applicable to such Eidos Option immediately prior to the Effective Time, to purchase a specified number of shares of BridgeBio Common Stock, calculated pursuant to the terms of the Merger Agreement, and (ii) each outstanding award of shares of Eidos Common Stock that is subject to forfeiture conditions (subject to certain exceptions) (each, an “Eidos Restricted Share Award”) will be converted into an award, on the same terms and conditions applicable to such Eidos Restricted Share Award immediately prior to the Effective Time, covering a number of whole restricted shares of BridgeBio Common Stock, calculated pursuant to the terms of the Merger Agreement, with any fractional shares being paid out to the holder of such Eidos Restricted Share Award in cash.

The Mergers are subject to various closing conditions, including, but not limited to: (i) approval of a majority of the shares of Eidos Common Stock held by stockholders other than (A) BridgeBio and any person or entity controlling, controlled by or under common control with Bridge Bio (any such person, an “Affiliate”) (including Merger Sub and Merger Sub II), (B) any director or officer of BridgeBio or its Affiliates (including Merger Sub and Merger Sub II) and (C) any director or officer of Eidos (other than members of the Special Committee); (ii) approval of at least 66-2/3% of Eidos’ outstanding voting shares not currently owned by BridgeBio or its affiliates or associates (as such terms are defined in Section 203 of the Delaware General Corporation Law); (iii) approval of the issuance of BridgeBio Common Stock (the “BridgeBio Share Issuance”) by at least a majority of the votes cast by the holders of shares of the BridgeBio Common Stock voting on the matter; (iv) the absence of any statute, rule, order, decree or regulation prohibiting the Mergers; (v) the approval for listing of the BridgeBio Common Stock issuable to the holders of Eidos Common Stock on The Nasdaq Global Select Market (“Nasdaq”); (vi) the U.S. Securities and Exchange Commission (the “SEC”) having declared effective the Form S-4 registration statement of BridgeBio, which will contain the joint proxy statement / prospectus of BridgeBio and Eidos in connection with the Mergers; and (vii) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of BridgeBio and Eidos contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement. In connection with the execution of the Merger Agreement, Eidos has entered into voting agreements with certain BridgeBio stockholders, collectively owning approximately 36% of the outstanding BridgeBio Common Stock, pursuant to which they agreed to vote their shares in favor of the BridgeBio Share Issuance. In connection with the execution of the Merger Agreement, Eidos has entered into voting agreements with members of the BridgeBio Board and their respective Affiliates, collectively owning approximately 36% of the outstanding BridgeBio Common Stock, pursuant to which they agreed, among other things, to vote their shares in favor of the BridgeBio Share Issuance.

The Merger Agreement includes customary representations, warranties and covenants, including, but not limited to, covenants by BridgeBio and Eidos to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Mergers and to refrain from taking certain actions specified in the Merger Agreement.

Under the Merger Agreement, BridgeBio and Eidos have agreed to certain restrictions on their ability to solicit, initiate or knowingly encourage or induce, or take any other action designed to facilitate, any competing transaction proposals from third parties or to engage in discussions or negotiations with third parties regarding any competing transaction proposals, subject to certain exceptions. Each of the BridgeBio Board, the Eidos Board (acting upon the recommendation of the Special Committee) or the Special Committee may change its recommendation in certain circumstances described in the Merger Agreement.

The Merger Agreement may be terminated, among other circumstances, (i) by either party if the Mergers are not consummated by June 4, 2021, (ii) by Eidos if the BridgeBio Board changes its recommendation with respect to the BridgeBio Share Issuance or (iii) by BridgeBio if the Eidos Board or the Special Committee changes its recommendation of the Mergers. The Merger Agreement further provides that upon termination of the Merger Agreement under certain circumstances, Eidos must pay BridgeBio a termination fee of $35 million, and upon termination of the Merger Agreement under certain circumstances, BridgeBio must pay Eidos a termination fee of $100 million.

For U.S. federal income tax purposes, the Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended.

Upon completion of the Mergers, shares of Eidos Common Stock currently listed on Nasdaq will cease to be listed on Nasdaq and will subsequently be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The foregoing description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of October 5, 2020, by and among BridgeBio Pharma, Inc., Eidos Therapeutics, Inc., Globe Merger Sub I, Inc. and Globe Merger Sub II, Inc.

Forward-Looking Statements

This communication contains forward-looking statements relating to the proposed transaction involving BridgeBio and Eidos, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, which are usually identified by the use of words such as “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of BridgeBio’s management and Eidos’ management as well as assumptions made by and information currently available to BridgeBio and Eidos. Such statements reflect the current views of BridgeBio and Eidos with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about BridgeBio and Eidos, including, without limitation, (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (ii) the risk that BridgeBio’s and/or Eidos’ stockholders may not approve the proposed transaction, (iii) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (iv) uncertainty as to the timing of completion of the proposed transaction, (v) potential adverse effects or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (vi) potential litigation relating to the proposed transaction that could be instituted against BridgeBio, Eidos or their respective directors and officers, including the effects of any outcomes related thereto, (vii) possible disruptions from the proposed transaction that could harm BridgeBio’s or Eidos’ business, including current plans and operations, (viii) unexpected costs, charges or expenses resulting from the proposed transaction, (ix) uncertainty of the expected financial performance of each of BridgeBio and Eidos following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (x) the ability of BridgeBio and/or Eidos to implement their respective business strategies, (xi) the ability of each of BridgeBio or Eidos to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (xii) the potential therapeutic and clinical benefits of acoramidis, (xiii) inability to retain and hire key personnel and (xiv) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or BridgeBio’s or Eidos’ operations or operating expenses. Although BridgeBio and Eidos believe that BridgeBio’s and Eidos’ plans, intentions, expectations, strategies and prospects as reflected in or suggested by these forward-looking statements are reasonable, neither BridgeBio nor Eidos can give any assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a number of risks, uncertainties and assumptions, including, without limitation, those risks and uncertainties described under the heading “Risk Factors” in BridgeBio’s and Eidos’ most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K filed with the SEC and in subsequent filings made by BridgeBio and Eidos with the SEC, which are available on the SEC’s website at www.sec.gov. Moreover, BridgeBio and Eidos operate in very competitive and rapidly changing environments in which new risks emerge from time to time. These forward-looking statements are based upon the current expectations and beliefs of BridgeBio’s management and Eidos’ management as of the date of this communication and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We anticipate that subsequent events and developments will cause our views to change. Except as required by law, each of BridgeBio and Eidos disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this communication in the event of new information, future developments or otherwise. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving BridgeBio and Eidos, which will be submitted to BridgeBio’s and Eidos’ stockholders for their consideration. BridgeBio intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of BridgeBio and Eidos, and each party will file other documents regarding the proposed transaction with the SEC. Any definitive proxy statement(s) / prospectus(es) (if and when available) will also be sent to the stockholders of BridgeBio and Eidos, when seeking any required stockholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is not intended to be, and is not, a substitute for such filings or for any other document that BridgeBio or Eidos may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT(S) AND PROXY STATEMENT(S) / PROSPECTUS(ES), WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed or furnished by BridgeBio and Eidos with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by BridgeBio may be obtained free of charge from BridgeBio at https://investor.bridgebio.com, under the tab “Financials & Filings,” and the documents filed by Eidos may be obtained free of charge from Eidos at www.Eidostx.com, under the tab “Investors.” Alternatively, these documents, when available, can be obtained free of charge from BridgeBio upon written request to BridgeBio at 421 Kipling Street, Palo Alto, CA 94301, Attn: Grace Rauh, or by calling 917-232-5478, or from Eidos upon written request to Eidos at 101 Montgomery Street, Suite 2000, San Francisco, CA 94104, Attn: John Grimaldi, Burns McClellan, or by calling 212-213-0006.

Participants in the Solicitation

BridgeBio, Eidos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Eidos in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of BridgeBio in BridgeBio’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 22, 2020, as well as its other filings with the SEC. Investors may obtain information regarding the names, affiliations and interests of Eidos’ directors and executive officers in Eidos’ proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement, joint proxy statement / prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by BridgeBio and Eidos will also be available free of charge from BridgeBio or Eidos, as applicable, using the contact information above.

No Offer or Solicitation

This material is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BridgeBio Pharma, Inc.

Date: October 6, 2020

/s/ Brian C. Stephenson
Brian C. Stephenson
Chief Financial Officer